Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2023

Exhibit 99.10

The following disclosures have been prepared by Baytex Energy Corp. (“Baytex” or the “Company”) in accordance with Accounting Standards Codification 932 “Extractive Activities - Oil & Gas” (“ASC 932”) issued by the Financial Accounting Standards Board. The standard requires the use of a 12 month average price to estimate proved reserves calculated as the unweighted arithmetic average of first-day-of-the-month prices within the 12 month period prior to the end of the reporting period.

Petroleum and Natural Gas Reserves Information

Users of this information should be aware that the process of estimating quantities of "proved developed" and "proved undeveloped" crude oil, natural gas liquids, bitumen and natural gas is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures. Future fluctuations in prices and costs, production rates, or changes in political or regulatory environments could cause the Company's reserves to be materially different from that presented.

Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures.

Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where a future expenditure is required.

Proved reserves and production volumes are presented net of royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production. Figures reported as natural gas reserves and production volumes do not include flared gas, injected gas or gas consumed in operations. All natural gas reserves and production volumes presented are sales volumes. Undrilled locations underlying the estimates of our proved undeveloped reserves as of December 31, 2022 and 2023 are included in a development plan that was adopted by Baytex for the applicable year as a result of our annual long-range planning process and associated corporate financial model and all such locations were scheduled to be drilled within five years of the initial development plan adoption date.

The changes in Baytex's net proved crude oil, NGL, bitumen and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2023 were as follows:

	Canada				United States
	Crude Oil	NGL	Bitumen	Natural Gas	Crude Oil	NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mmcf)
Net proved reserves
December 31, 2021	89,431	5,400	4,490	111,364	34,814	48,701	—	160,140
Revisions of previous estimates	3,663	1,189	552	11,699	(334)	(320)	—	(15,019)
Improved recovery	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	—	—	—	—	—	—	—
Extensions and discoveries	11,765	1,246	—	14,540	280	286	—	733
Production	(12,848)	(614)	(577)	(15,818)	(3,752)	(2,350)	—	(8,914)
Sales of minerals in place	(1)	(643)	—	(22,996)	—	—	—	—
December 31, 2022	92,009	6,579	4,465	98,790	31,008	46,317	—	136,940
Revisions of previous estimates	(5,696)	529	(400)	(7,097)	(7,169)	(20,990)	—	(59,141)
Improved recovery	—	—	—	—	—	—	—	—
Purchases of minerals in place	6	—	—	—	83,302	20,189	—	116,270
Extensions and discoveries	12,276	2,240	—	9,300	14,226	4,690	—	25,681
Production	(14,940)	(694)	(585)	(15,568)	(9,961)	(3,828)	—	(18,776)
Sales of minerals in place	(10,740)	(12)	—	(247)	—	—	—	—
December 31, 2023	72,915	8,642	3,480	85,178	111,406	46,378	—	200,974

Net proved developed reserves
End of year 2021	41,918	2,184	592	68,498	18,750	22,334	—	72,257
End of year 2022	46,815	2,436	898	63,494	19,681	20,725	—	60,453
End of year 2023	39,600	3,000	1,564	52,779	54,893	27,460	—	114,346

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2023

	Canada				United States
	Crude Oil	NGL	Bitumen	Natural Gas	Crude Oil	NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mmcf)
Net proved undeveloped reserves
End of year 2021	47,513	3,216	3,898	42,866	16,064	26,368	—	87,882
End of year 2022	45,194	4,143	3,567	35,295	11,327	25,592	—	76,487
End of year 2023	33,314	5,641	1,916	32,398	56,513	18,918	—	86,628

	Total
	Crude Oil	NGL	Bitumen	Natural Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Net proved reserves
December 31, 2021	124,245	54,101	4,490	271,504	228,087
Revisions of previous estimates	3,329	869	552	(3,320)	4,196
Improved recovery	—	—	—	—	—
Purchases of minerals in place	—	—	—	—	—
Extensions and discoveries	12,045	1,532	—	15,273	16,122
Production	(16,600)	(2,964)	(577)	(24,732)	(24,262)
Sales of minerals in place	(1)	(643)	—	(22,996)	(4,476)
December 31, 2022	123,017	52,895	4,465	235,729	219,666
Revisions of previous estimates	(12,865)	(20,461)	(400)	(66,238)	(44,766)
Improved recovery	—	—	—	—	—
Purchases of minerals in place	83,308	20,189	—	116,270	122,875
Extensions and discoveries	26,502	6,930	—	34,981	39,262
Production	(24,901)	(4,522)	(585)	(34,344)	(35,732)
Sales of minerals in place	(10,740)	(12)	—	(247)	(10,793)
December 31, 2023	184,321	55,019	3,480	286,151	290,512

Net proved developed reserves
End of year 2021	60,668	24,518	592	140,755	109,237
End of year 2022	66,496	23,160	898	123,947	111,213
End of year 2023	94,493	30,461	1,564	167,125	154,372

Net proved undeveloped reserves
End of year 2021	63,578	29,584	3,898	130,749	118,851
End of year 2022	56,521	29,735	3,567	111,782	108,453
End of year 2023	89,827	24,559	1,916	119,026	136,140

Revisions of Previous Estimates
In 2022, the Company realized total net proved revisions of 4,196 mboe. These revisions consisted of: (i) positive revisions of 10,904 mboe, of which 8,840 mboe was in Canada and 2,064 mboe was in the United States ("U.S."), due to an increase in YE 2022 constant pricing as compared to YE 2021 (WTI increased to US$94.14/bbl from US$66.55/bbl), (ii) net negative revisions of 6,709 mboe, of which net negative 5,221 mboe have been realized in our U.S. assets (negative 15,019 mmcf in shale gas) and net negative 1,488 mboe in Canada (negative 6,085 mboe in our Viking asset) due to higher field operating costs resulting from inflationary impacts truncating end of life forecasts and variation in actual performance and forecasted performance.
In 2023, the Company realized total net proved revisions of negative 44,766 mboe. These revisions consisted of: (i) negative revisions of 2,809 mboe in Canada and 1,245 mboe in the US due to a decrease in YE 2023 constant pricing as compared to YE 2022 (WTI decreased to US$78.21/bbl from US$94.14/bbl), (ii) positive revisions of 807 mboe in our Canadian assets as a result of improved performance as compared to previous forecasts, well design changes and changes to operating costs. (iii) negative revisions of 5,877 mboe in our non-operated Eagle Ford assets due to lower performance as compared to previous forecasts and changes in plans for undeveloped locations, and (iv) negative revisions of 30,866 mboe in our non-operated Eagle Ford assets and 4,776 mboe in our Viking assets associated with proved undeveloped locations that were not developed within five years of being booked and so are required to be removed by SEC rules.
Purchases of minerals in place
In 2023 the company acquired 122,875 mboe of reserves primarily in the US in connection with the company’s acquisition of Ranger Oil.

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2023

Extensions and Discoveries
In 2022, the Company added net proved reserves of 16,122 mboe. In Canada, 15,434 mboe net proved reserves were added as a result of our 2022 drilling activity. In the U.S., the Company added 688 mboe net proved reserves due to 2022 drilling.
In 2023, the Company added 39,262 mboe of net proved reserves. These additions consisted of 16,066 mboe in Canada and 23,196 mboe in the U.S. due to drilling activity undertaken in 2023.
Sales of Minerals in Place
In 2023, the Company divested 10,793 mboe net proved reserves as a result of a property disposition in our Viking asset in Canada.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932 and based on crude oil, NGL and natural gas reserves and production volumes estimated by Baytex's independent reserves evaluator, McDaniel & Associates Consultants Ltd. The methodology used in calculating our price assumptions for the standardized measure of discounted future net cash flows for reserves estimation is based upon the average first-day-of-the-month prices during the year.

Future production and development costs are based on forecast price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after providing for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on an unweighted arithmetic average of the first-day-of-the-month price for each month in 2023 and 2022.

	Commodity Pricing
	2023	2022
WTI crude (US$/bbl)	$78.21	$94.14
Edmonton Light crude (Cdn$/bbl)	$100.49	$119.13
Western Canadian Select crude (WCS) (1) (Cdn$/bbl)	$79.89	$97.68
AECO spot (Cdn$/mmbtu)	$2.84	$5.62
Henry Hub (US$/mmbtu)	$2.59	$6.25
Exchange rate (US$/Cdn$)	0.7410	0.7710
(1)     Price used in the preparation of heavy oil and bitumen reserves in Canada.

The standardized measure of discounted future net cash flows relating to net proved petroleum and natural gas reserves are as follows:

	Canada		United States		Total (2)
(thousands of Canadian dollars)	2023	2022	2023	2022	2023	2022
Future cash inflows	$6,306,909	$10,216,200	$13,067,619	$8,202,831	$19,374,528	$18,419,030
Future production costs	(2,488,443)	(3,259,376)	(3,690,844)	(2,074,525)	(6,179,287)	(5,333,901)
Future development costs (1)	(1,535,153)	(1,978,527)	(3,976,050)	(953,024)	(5,511,203)	(2,931,551)
Future income taxes	(171,413)	(810,870)	(206,428)	(901,361)	(377,841)	(1,712,231)
Future net cash flows (2)	2,111,900	4,167,427	5,194,297	4,273,921	7,306,197	8,441,348
Deduct: 10% annual discount factor	(583,252)	(1,269,964)	(2,069,662)	(1,949,809)	(2,652,914)	(3,219,773)
Standardized measure (2)	$1,528,648	$2,897,463	$3,124,635	$2,324,112	$4,653,283	$5,221,575
(1)Our estimated future costs to settle asset retirement obligations includes both: (i) estimated costs associated with future undrilled proved locations, and (ii) estimated costs associated with producing reserves. These costs are included in the “Future development costs” line.
(2)The data in the table may not add due to rounding.

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2023

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Net Proved Petroleum and Natural Gas Reserves

As at December 31, 2023 (thousands of Canadian dollars)	Canada	United States	Total (1)
Balance, beginning of year	$2,897,463	$2,324,112	$5,221,575
Sales, net of production costs	(922,466)	(994,723)	(1,917,189)
Net change in prices and production costs related to future production	(1,294,788)	(854,833)	(2,149,621)
Changes in previously estimated future development costs incurred during the period	(273,910)	(73,764)	(347,674)
Development costs incurred during the period	463,198	549,589	1,012,787
Extensions, discoveries and improved recovery, net of related costs	488,266	381,810	870,076
Revisions of previous quantity estimates	(229,669)	(1,199,229)	(1,428,898)
Sales of reserves in place	(369,943)	—	(369,943)
Purchases of reserves in place	70	2,398,015	2,398,085
Accretion of discount	343,679	273,609	617,288
Net change in income taxes	426,748	320,049	746,797
Balance, end of year (1)	$1,528,648	$3,124,635	$4,653,283

As at December 31, 2022 (thousands of Canadian dollars)	Canada	United States	Total (1)
Balance, beginning of year	$1,553,924	$1,648,430	$3,202,354
Sales, net of production costs	(1,131,785)	(582,176)	(1,713,961)
Net change in prices and production costs related to future production	1,933,064	1,337,782	3,270,846
Changes in previously estimated future development costs incurred during the period	(444,451)	(277,658)	(722,109)
Development costs incurred during the period	374,443	140,740	515,183
Extensions, discoveries and improved recovery, net of related costs	462,066	26,732	488,798
Revisions of previous quantity estimates	493,498	73,356	566,854
Sales of reserves in place	(22,955)	—	(22,955)
Purchases of reserves in place	—	—	—
Accretion of discount	161,174	183,719	344,893
Net change in income taxes	(481,515)	(226,813)	(708,328)
Balance, end of year (1)	$2,897,463	$2,324,112	$5,221,575
(1)The data in the table may not add due to rounding.

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2023 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$6,522,443	$9,003,574	$15,526,017
Unproved properties	90,919	—	90,919
Total capital costs	6,613,362	9,003,574	15,616,936
Accumulated depletion and impairment	(4,526,811)	(4,380,173)	(8,906,984)
Net capitalized costs	$2,086,551	$4,623,401	$6,709,952

As at December 31, 2022 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$6,698,047	$5,344,169	$12,042,216
Unproved properties	85,981	82,703	168,684
Total capital costs	6,784,028	5,426,872	12,210,900
Accumulated depletion and impairment	(4,179,986)	(3,241,464)	(7,421,450)
Net capitalized costs	$2,604,042	$2,185,408	$4,789,450

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2023

Costs Incurred in Petroleum and Natural Gas Property Acquisition, Exploration and Development Activities

As at December 31, 2023 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$1,556	$18,891	$20,447
Unproved properties	18,467	—	18,467
Development costs (1)	463,198	549,589	1,012,787
Exploration costs (2)	—	—	—
Total	$483,221	$568,480	$1,051,701

As at December 31, 2022 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$551	$—	$551
Unproved properties	801	—	801
Development costs (1)	374,443	140,740	515,183
Exploration costs (2)	6,359	—	6,359
Total	$382,154	$140,740	$522,894
(1)     Development and facilities capital expenditures.
(2)     Cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Results of Operations for Producing Activities

For year ended December 31, 2023 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$1,515,873	$1,196,956	$2,712,829
Less:
Operating costs, production and mineral taxes	368,605	202,234	570,839
Transportation and blending expense	289,127	24,981	314,108
Exploration and evaluation	8,896	—	8,896
Depletion and impairment loss	668,232	1,205,210	1,873,442
Operating income (loss)	181,013	(235,469)	(54,456)
Income tax expense (recovery)	44,602	(50,838)	(6,236)
Results of operations (1)	$136,411	$(184,631)	$(48,220)

For year ended December 31, 2022 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$1,649,133	$676,948	$2,326,081
Less:
Operating costs, production and mineral taxes	327,894	94,772	422,666
Transportation and blending expense	238,015	—	238,015
Exploration and evaluation	30,239	—	30,239
Depletion and impairment reversal	141,542	171,747	313,289
Operating income	911,443	410,429	1,321,872
Income tax expense	226,038	88,612	314,650
Results of operations (1)	$685,405	$321,817	$1,007,222
(1)     Excludes corporate overhead and interest costs.